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SEC FILE NUMBER
8-70060

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: StartEngine Primary, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4100 W Alameda Ave, Suite 300
(No. and Street)

Burbank	CA	91505
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Hunter Strassman	516-382-3479	Hunter@StartEngine.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BF Borgers CPA PC
(Name – if individual, state last, first, and middle name)

5400 W Cedar Avenue	Lakewood	CO	80226
(Address)	(City)	(State)	(Zip Code)

05/11/2010	5041
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Marks, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of StartEngine Primary, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

CEO

SEE NOTARIAL CERTIFICATE ATTACHED

M.V 02.24.2023.

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ■ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ■ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Los Angeles)

On February 24, 2023 before me, Marlene Valencia, Notary Public,
Date *Here Insert Name and Title of the Officer*

personally appeared Howard Marks
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

MARLENE VALENCIA
Notary Public - California
Los Angeles County
Commission # 2409535
My Comm. Expires Jul 28, 2026

Signature Marlene Valencia
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation Document Date: 02.24.2023

Number of Pages: 1 Signer(s) Other Than Named Above: X

Capacity(ies) Claimed by Signer(s)

Signer's Name:	Signer's Name:
☐ Corporate Officer — Title(s):	☐ Corporate Officer — Title(s):
☐ Partner — ☐ Limited ☐ General	☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact	☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator	☐ Trustee ☐ Guardian or Conservator
☐ Other:	☐ Other:
Signer Is Representing:	Signer Is Representing:

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of StartEngine Primary, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of StartEngine Primary, LLC (the "Company") as of December 31, 2022, the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for the period then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The information contained in Supplemental Schedules has been subjected to audit procedures performed in conjunction with the audit of the Company’s financial statements.

The Supplemental Information is the responsibility of the Company’s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

B F Borgers CPA PC

Certified Public Accountants

We have served as the Company's auditor since 2019
Lakewood, CO
February 20, 2023

StartEngine Primary LLC
Statement of Financial Information
As of December 31, 2022

		December 31, 2022
Assets		
Current assets:		
Cash	$	8,510,820
Restricted Cash		750,500
Accounts receivable, net of allowance		127,231
Other current assets		1,128,980
Total current assets		10,517,531
Property and equipment, net		-
Investments - warrants		1,666,221
Investments - stock		1,437,029
Total assets	$	13,620,781
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$	15,102
Accrued liabilities		1,128,181
Due to Related Party		2,574,135
Total current liablities		3,717,418
Total liablities		3,717,418
Commitents and contingencies		
Stockholders' equity:		
Members' Equity		9,903,363
Total stockholders' equity		9,903,363
Total liabilities and stockholders' equity	$	13,620,781

See accompanying notes to financial statements

StartEngine Primary LLC
Statements of Income
For the year ended December 31, 2022

		Year Ended December 31, 2022
Revenues	$	5,513,095
Cost of revenues		1,647,436
Gross profit		3,865,659
Operating expenses:		
General and administrative		1,634,356
Sales and marketing		1,494,407
Research and development		842,563
Total operating expenses		3,971,326
Operating loss		(105,667)
Other expense (income), net:		
Other expense (income), net		295
Total other expense (income), net		295
Loss before provision for income taxes		(105,962)
Provision for income taxes		-
Net loss		(105,962)

See accompanying notes to financial statements

StartEngine Primary LLC
Statement of Member's Equity
For the year ended December 31, 2022

Balance December 31, 2021	$	8,509,325
Member's Contributions		1,500,000
Net Income		-105,962
Balance December 31, 2022	$	9,903,363

The accompanying notes are an integral part of these financial statements

StartEngine Primary LLC
Statements of Cash Flows
As of the year ended December 31, 2022

		Year Ended December 31, 2022
Cash flows from operating activities:		
Net loss	$	(105,962)
Adjustments to reconcile net loss to net cash used in operating activites:		
Bad debt expense		(150,952)
Fair value of Securities received for fees		(966,266)
Changes in operating assets and liabilites:		
Accounts receivable		825,132
Other current assets		2,239,523
Accounts payable		6,234
Accrued liabilities		483,837
Net cash used in operating activities		2,331,545
Cash flows from investing activities:		
Purchase of marketable securities		
Sale of marketable securities		-
Net cash (used in) provided by investing activities		-
Cash flows from financing activities:		
Members' Contributions		1,500,000
Net cash provided by financing activities		1,500,000
Increase in cash and cash equivalents		3,831,545
Cash and cash equivalents, beginning of period		5,429,775
Cash and cash equivalents, end of period	$	9,261,320
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	12,612

See accompanying notes to financial statements

StartEngine Primary LLC
Net Capital Computation
For the year ended December 31, 2022

Equity			
	Member Contributions	4,890,100	
	Current Year Earnings	(105,962)	
	Retained Earnings	5,119,225	
Total Equity			**9,903,363**
	Accounts Receivable	127,231	
	Other Receivables- Reimbursable Expenses	517,627	
	Prepaid Expenses	0	
	FINRA Flex-Funding Account	23,349	
	Advertising Loan	571,539	
	Stripe Receivable for StartEngine Accounts	16,465	
	Investments- Warrants	1,666,221	
	Investments- Common Shares	1,437,029	
	Total Non-Allowable Assets		**4,359,461**
	TOTAL NET CAPITAL		**5,543,902**
	2% of Aggregate Debit Items in the Customer Reserve Calc	$ -	
		2.000%	
		0	
	Minimum Net Capital	250,000	
	Greater of the two:		250,000
	Excess Net Capital		**5,293,902**

STARTENGINE PRIMARY, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3(e) of the Securities and Exchange Commission
December 31, 2022

Schedule III
Information Relating to Possession or Control
Requirements
Under Rule 15c3-3(b) of the Securities
and Exchange Commission
December 31,
2022

StartEngine Primary LLC

Reserve Formula Calculation

For week ending (Month Ending) 12/31/2022

		DEBIT	CREDIT
	Credit Items		
1	Free credit balances and other credit balances in customers' security accounts. (See Note A)		$ 486,822
2	Monies borrowed collateralized by securities carried for the accounts of customers. (See Note B)		0
3	Monies payable against customers' securities loaned. (See Note C)		-
4	Customers' securities failed to receive. (See Note D)		-
5	Credit balances in firm accounts which are attributable to principal sales to customers.		0
6	Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar day		0
7	Market value of short security count differences over 30 calendar days old.		-
8	Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days.		-
9	Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days.		0
10	Other		0
11	Total Credits		486,822
	Debit Items		
12	Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection. (See Note E)		
13	Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.	0	
14	Failed to deliver of customers' securities not older than 30 calendar days.	0	
15	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts. (See Note F)	0	
16	Margin required and on deposit with a clearing agency registered with the Commission under section 17A of the Act (15 U.S.C. 78q-1) or a derivatives clearing organization registered with the Commodity Futures Trading Commission under section 5b of the Commodity Exchange Act (7 U.S.C. 7a-1) related to the following types of positions written, purchased or sold in customer accounts: (1) security futures products and (2) futures contracts (and options thereon) carried in a securities account pursuant to an SRO portfolio margining rule. (See Note G)	0	
17	Other	0	
18	Aggregate Debit Items	-	
19	Less 3% Charge for alternative filers	-	
20	Total 15c3-3 Debits	-	
	RESERVE COMPUTATION		
21	Excess of total debits over total credits (line 20 less line 11)		-

22	Excess of total credits (sum of items 1-10) over total debits (sum of items 10-14) required to be on deposit in the "Reserve Bank Account" (§ 240.15c3-3(e)).		486,822
23	If computation is made monthly as permitted, enter 105% of excess of total credits over total debits		
24	Amount held on deposit in "Reserve Bank Account(s)"		750,500
	including value of qualified securites, at end of reporting period	-	
25	Amount of deposit (or withdrawal)		
	including value of qualified securites	-	
26	New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal		750,500
	including value of qualified securites	-	
27	Date of deposit (MM/DD/YY)		

StartEngine Primary LLC
Notes to Financial Statements

Note 1: Organization and Basis of Presentation

Organization

StartEngine Primary LLC (the "Company") was formed in Delaware as a sole member limited liability company on October 12, 2017.

The Company is licensed by the Financial Industry Regulatory Authority (FINRA) as a broker-dealer in financial securities. It acts as an intermediary between buyers and sellers of financial securities.

Basis of Presentation

The accompanying financial statements are prepared in accordance with generally acceptable accounting principles in the United States of America ("GAAP").

Note 2: Summary of Significant Accounting Policies

Marketable securities and warrants owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting charge is the difference between cost and market (or fair value) during the period is included in income.

The Company, with the consent of its Members, has elected to be an LLC. LLC's provide that the Member's rather than the Company, is subject to tax on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a gross receipts tax. The Company files a consolidated tax return and no income tax provision is being accounted for.

The management has reviewed the results of operations for the period of time from its year end December 31, 2022 through February 20, 2023 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is subject to audit by the taxing agencies for years ending December 31, 2019, 2020, 2021 and 2022.

The Company leases office space on an expense sharing agreement with an affiliated Company. The Company's rent expense for year ended December 31, 2022 was $18,595.

The Company has reviewed ASC 842 Lease Accounting and does not believe it is applicable as the Company has an expense sharing agreement for rent.

Fair Value of Financial Instruments

ASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset of liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Following is description of the valuation methodologies used for assets measured at fair value.

Stocks: Unrestricted quoted market price at major stock markets
Stocks: Restricted quoted market price at major stock markets unable to trade due to stock restriction

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2022:

	Assets at Fair Value as of December 31, 2022			
	Level 1	Level 2	Level 3	Total
Securities	-	3,103,250	-	3,103,250

Note 3: Related Party Activity

At December 31, 2022, the Company had $2,574,135 due from a related party, respectively. The relationship is common ownership with the Company.

Note 4: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $250,000 or 2% of aggregate debits from the Customer Reserve Calculation. The amount of aggregate debits on December 31, 2022 was $0. At December 31, 2022, the Company had net capital, as defined, of $5,543,902, which exceeded the required minimum net capital of $250,000 by $5,293,902.

Note 5: – <u>COVID-19</u>

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

Note 6: <u>CONCENTRATIONS OF CREDIT RISK</u>

The Company is engaged in various trading and brokerage activities in whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Note 7: Carrying Broker-Dealer

During Q2 2022, the Company began carrying customer cash within accounts to which the Company maintains a reserve against customer funds and funds generated through the use of customer securities in accordance with SEA Rule 15c3-3.

Compliance Report

StartEngine Primary LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5;

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year January 1, 2022 through December 31, 2022;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year January 1, 2022 through December 31, 2022;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e)as of the end of the most recent fiscal year ended December 31, 2022; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

Hunter Strassman, VP of Finance

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of StartEngine Primary, LLC

We have examined StartEngine Primary LLC's (the Company) statements, included in the accompanying StartEngine Primary LLC's Compliance Report that (1) the Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2022; (2) the Company's Internal Control Over Compliance was effective as of December 31, 2022; (3) the Company was in compliance with 17 C.F.R. § 240.15c3-1 and § 240.15c3-3(e) as of December 31, 2022; and (4) the information used to state that the Company was in compliance with 17 C.F.R. § 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of Internal Control Over Compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2231, *Customer Account Statements*, of the Financial Industry Regulatory Authority (FINRA) that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's Internal Control Over Compliance was effective as of and during the most recent fiscal year ended December 31, 2022; the Company complied with 17 C.F.R. § 240.15c3-1 and § 240.15c3-3(e) as of December 31, 2022, and the information used to assert compliance with 17 C.F.R. § 240.15c3-1 and § 240.15c3-3(e) as of December 31, 2022, was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of Internal Control Over Compliance, testing and evaluating the Company's compliance with 17 C.F.R. § 240.15c3-1 and § 240.15c3-3(e), determining whether the information used to assert compliance with § 240.15c3-1 and § 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

B F Borgers CPA PC

Certified Public Accountants
Lakewood, Colorado
February 20, 2023

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

The Members of
StartEngine Primary, LLC

Ladies and Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2022, which were agreed to by StartEngine Primary, LLC (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences:

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2022, with the amounts reported in Form SIPC-7 for the year ended December 31, 2022 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

B F Borgers CPA PC

Lakewood, Colorado
February 20, 2023

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2022

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-70060
StartEngine Primary LLC
4100 W Alameda Ave, Suite 300
Burbank, CA 91505

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Hunter Strassman, 516-382-3479

2. A. General Assessment (item 2e from page 2) $8,270

B. Less payment made with SIPC-6 filed (**exclude interest**) (5,980)
07/27/2022
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 2,290

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $2,290

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $2,290

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

StartEngine Primary, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23 day of January, 20 23.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2022
and ending 12/31/2022

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$5,513,095
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$5,513,095
2e. General Assessment @ .0015	$8269.64
	(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) Line 2a For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) *Additions* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) *Deductions* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments.* If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope, pay via ACH Debit Authorization through SIPC's ACH system at www.sipc.org/for-members/assessments or wire the payment to:

On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment."
Please fax a copy of the assessment form to (202)-223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:

The term “gross revenues from the securities business” means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers’ securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC’s loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term “Security” means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term “security” does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):

The term “gross revenues from the securities business” includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:
(a) The term “securities in trading accounts” shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term “securities in investment accounts” shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term “fees and other income from such other categories of the securities business” shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of “gross revenues from the securities business” as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE American Stock Exchange, LLC
CBOE Chicago Board Options Exchange, Incorporated
CHX Chicago Stock Exchange, Incorporated
FINRA Financial Industry Regulatory Authority
NYSE Arca, Inc.
NASDAQ OMX PHLX
SIPC Securities Investor Protection Corporation